United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                           (Amendment No. )

                         OGL HOLDINGS LTD.
                              formerly
                  RED GROTTO ACQUISITION CORPORATION
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               None
                           (CUSIP Number)

                            Lee Cassidy
                         215 Apolena Avenue
                        Newport Beach, CA 92662
                            949-673-4510
             -------------------------------------------
            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            9/22/2015
       -----------------------------------------------------
      (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

======================================================================
CUSIP NO.  None                  13D                  Page 2


1.      Name of Reporting Persons:   Jiangsu O.G.L. Ecological Agriculture
					Science and echnology Co., Ltd.
-------------------------------------------------------------------

2.      Check the appropriate box if a member of a group:
          (a)
          (b)
-------------------------------------------------------------------
3.      SEC use only
-------------------------------------------------------------------
4.      Sourt of Funds                 PF
-------------------------------------------------------------------
5.      Check if disclosure of legal proceeding is required pursuant
	to Itmes 2(d) or 2(e)          [   ]
-------------------------------------------------------------------
6.       Citizenship or place of organization:    People's Republic
							of China
-------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	Sole Voting Power:             9,200,000 shares common
-------------------------------------------------------------------
8.	Shared Voting Power:           None
-------------------------------------------------------------------
9.	Sole Dispositive Power:        9,200,000 shares common
-------------------------------------------------------------------
10.	Shared Dispositive Power:      None
-------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                       9,200,000 shares common
-------------------------------------------------------------------
12.     Check if The Aggregate Amount in Row 11 Excludes Certain Shares.
                 /  /                  [   ]
-------------------------------------------------------------------
13.	Percent of Class Represented by Amount in Row 11
                                       46%
          (based on 20,000,000 shares outstanding)
-------------------------------------------------------------------
14.       Type of Reporting Person:    Corporation

======================================================================
CUSIP NO.  None                  13D                  Page 3

Item 1        Security and Issuer

     (a)      Name of Issuer:    OGL Holdings Ltd.
     (b)      Address of Issuer's Principal Executive Offices:
			Shan Shui Commercial Building
			24 Floor, Xuyi County, Jiangsu Province
			Huai River Town 57, China

      (c)     Common stock, $0.0001 par value per share
-------------------------------------------------------------------
Item 2       Identity and Background

     (a)     Name of Person Filing:   Jiangsu O.G.L. Ecological Agriculture
					Science and echnology Co., Ltd.

     (b)     Address of Principal Business or, if none, Residence:
			Shan Shui Commercial Building
			24 Floor, Xuyi County, Jiangsu Province
			Huai Rivre Town 57, China

     (c)     Principal occupation or employment:
			organic agricultural business

     (d)     During the past five years, the filing entity has not been
		involved in a criminal proceeding.

     (e)     During the last five years, the filing entity has not been a
		party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)     Citizenship:     People's Republic of China

  -------------------------------------------------------------------
Item 3.      Source and Amount of Funds or Other Consideration

		On September 22, 2015, Jiangsu O.G.L. Ecological Agriculture Science and echnology Co.,Ltd. received 9,200,000 shares of the issuer's restricted common stock directly from the Company at par.

  -------------------------------------------------------------------
Item 4.      Purpose of transaction

		The shares were issued as part of a change in control of the Company. The Company anticipates that it will effect a business combination with a private company which will involve the issuance of shares. The anticipation of such transaction is described in the Form 8-K filed by the Company and incorporated herein by referece.

-------------------------------------------------------------------
Item 5.        Interest in Securities of Issuer

 	(a)	As of the filing date of the Schedule 13D,
		Jiangsu O.G.L. Ecological Agriculture Science and
			Technology Co., Ltd.

		(i) is the beneficial owner and
		(ii) has sole power to vote 9,200,000
		(iii) shares ofcommon stock which represents approximately
		      46% of the 20,000,000 shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j).

 	(b)	The responses to Items 7-11 of the cover page of this Schedule 13D are
		incorporated herein.

 	(c)	Except as set forth or incorporated herein, no other transaction in the
		common stock has been effected during the past 60 days.

 	(d)	Not applicable.

 	(e)	Not applicable.

-------------------------------------------------------------------
Item 6. 	Contracts, Arrangements, Understandings or Relationships with Respect
		to Securities of the Issuer

		Not applicable.

-------------------------------------------------------------------
Item 7. 	Materials to Be Filed as Exhibits

		Not applicable.

-------------------------------------------------------------------
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              Dated: October 1, 2015
			/s/  Lim, Kun Lim
                 --------------------------------------
			 Lim, Kun Lim, President